                                                      Tel Aviv, December 4, 2009
                                                      Our ref: 10171

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Yolanda Guobadia

                  TEFRON LTD.
                  FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
                  FILED JUNE 30, 2009
                  COMMISSION FILE NO. 001-14680

Dear Ms. Guobadia:

On behalf of Tefron Ltd. ("Tefron"), Tefron requests an extension to December
21, 2009 to respond to the comments raised by the Staff in its comment letter dated November 17, 2009 with respect to the Annual Report of Form 20-F of
Tefron. Tefron requests this extension due to the significant time that has been required in connection with the negotiations with its three bank lenders and the preparation of a revised business plan that is satisfactory to the banks.

                                     Very truly yours,

                                     /s/ Perry Wildes

                                     Perry Wildes, Adv.

cc: Mr. Eran Rotem